UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Acquisition

22 November 2010

PEARSON TO ACQUIRE 75% STAKE IN CTI EDUCATION GROUP, A LEADING HIGHER EDUCATION COMPANY IN SOUTH AFRICA

Pearson, the world's leading learning company, has agreed to acquire a 75% stake in CTI Education Group of South Africa for £31 million in cash, establishing a partnership with CTI to expand its activities and reach more students in southern Africa.

CTI is one of South Africa's leading private higher education institutions with more than 9,000 students on 12 campuses, awarding degrees and diplomas to a growing market of full-time and part-time students in such subjects as business, information technology, law, psychology and counselling, graphic design and creative arts. The CTI group since 2006 has included partner Midrand Graduate Institute (MGI).

CTI has an excellent record in preparing its students for careers, and offers a wide range of national and international career qualifications. These include degrees accredited by both the South African Council of Higher Education and the British Accreditation Council; degrees offered in partnership with U.K. universities such as the University of Wales and Heriot-Watt University; and diplomas and vocational qualifications including BTECs from Pearson.

The CTI transaction will strengthen Pearson's market-leading education company in southern Africa. The transaction is subject to regulatory approval and is expected to close in the first quarter of 2011. The agreement includes a provision under which Pearson may acquire the remaining 25% of CTI in three years' time.

Pearson expects the transaction to enhance its adjusted earnings per share and return on invested capital from 2011.

John Fallon, chief executive of Pearson's International Education business, said:
'We are excited to bring our global resources to bear on the higher education sector in South Africa, to help meet a growing demand for high-quality, career-advancing higher education. We are deeply impressed by the quality of CTI's business and the commitment of its management and staff to produce excellent outcomes for students, and we look forward to this new partnership with them.'

'Pearson's worldwide range of content, curriculum and digital tools will help CTI broaden its range of courses and degrees, and our marketing capacity will enable CTI to reach more students across the African continent.'

Michiel Barnard, chairman of CTI Education Group, said:
'We anticipate a whole new phase in the development of the CTI Education Group including MGI, which offers a broad spectrum of degrees serving students from South Africa and other countries in southern Africa.'

'CTI and MGI have awesome qualifications, two very strong brands and a wealth of university management experience.  Pearson's strong brand, educational resources and global reach will help leverage CTI's strengths and transform the higher education landscape in southern Africa.'

About 15% of CTI first-year students already come from African countries other than South Africa, including Nigeria, Ghana and Zimbabwe. Pearson plans to recruit more students from throughout southern Africa to CTI's South African campuses - which include Cape Town, Durban, Pretoria and Bloemfontein - and also apply Pearson's distance-learning model to educate students further afield through CTI.

Pearson Southern Africa serves the school, higher education and vocational markets, providing learning materials, assessment, teacher training and other educational solutions through its companies in South Africa and 10 other countries in southern, central and east Africa. These include Maskew Miller Longman, Heinemann South Africa and the South African operations of Edexcel, Pearson's international academic and vocational qualifications and assessment business.

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith                   +44(0)20 7010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 22 November, 2010

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary